UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

December 18, 2006

Commission File Number: 001-14534

Precision Drilling Trust
(Exact name of registrant as specified in its charter)

4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___  Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____     No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING TRUST By its Administrator PRECISION DRILLING CORPORATION

Dated: December 18, 2006	By:	/s/ Gene Stahl
Name: Gene Stahl
Title: President

Exhibit	Title

1	PRESS RELEASE - PRECISION DRILLING TRUST ANNOUNCES DECEMBER 2006 TRUST DISTRIBUTIONS, SUSPENSION OF DISTRIBUTION REINVESTMENT PLAN AND 2007 CAPITAL EXPENDITURE PROGRAM

NEWS RELEASE

Precision Drilling Trust Announces
December 2006 Trust Distributions,
Suspension of Distribution Reinvestment Plan
and 2007 Capital Expenditure Program

Calgary, Alberta, Canada - December 18, 2006
(Canadian dollars unless stated otherwise)

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full discussion of the forward-looking information and statements and the risks to which they are subject, see the "Forward-Looking Information and Statements Advisory" below.

December 2006 Distribution

Precision Drilling Trust (“Precision” or the “Trust”) confirms today that the cash distribution for the month of December 2006 will be $0.31 per trust unit of the Trust. The distribution will be payable on January 16, 2007 to unitholders of record on December 31, 2006. The ex-distribution date is December 27, 2006. A cash payment of $0.31 per unit will also be made to holders of Class B limited partnership units of Precision Drilling Limited Partnership (“PDLP”) using the same record date and payment date.

Special Year-End 2006 In-Kind Distribution

A special year-end distribution will also be made so that the 2006 distributions will at least be equal to the Trust’s taxable income for 2006, as required under the Declaration of Trust.

The special distribution will be settled “in-kind” through units rather than cash in order for Precision to minimize debt levels and retain balance sheet strength to fund planned asset growth. Immediately after the special in-kind distribution, the outstanding units of the Trust will be consolidated and the outstanding Class B limited partnership units of PDLP will be consolidated so that the number of Trust units and Class B limited partnership units will remain unchanged from the numbers outstanding prior to the special in-kind distribution. Such consolidations are pursuant to the provisions of the Declaration of Trust creating the Trust and the PDLP Limited Partnership Agreement.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

On this basis, the Trust announces that a special 2006 year-end in-kind distribution of $0.195 per trust unit will be made on January 16, 2007 to unitholders of record on December 31, 2006. The ex-distribution date will be December 27, 2006. The special in-kind distribution of $0.195 per unit will also be made to holders of Class B limited partnership units of PDLP using the same dates.

Non-resident holders of Trust units will be subject to applicable Canadian withholding tax on the special in-kind distribution. The applicable withholding tax will be settled from the December 2006 cash distribution paid in January 2007. In general, taxable Canadian residents who hold Trust units will be required to include in income the amount of the special in-kind distribution to the extent it constitutes net income of the Trust and this same amount will be added to the adjusted cost base of the units held. For taxable United States residents who hold Trust units, the amount of the special in-kind distribution should not be included in income nor should it be included in the adjusted cost base of the units held.

Comments on the tax implications of the special in-kind distribution are provided as general information only. They are not intended to be legal or tax advice to any particular Trust or PDLP Class B unitholder. All unitholders should consult legal, business and tax advisors about the tax implications of the special in-kind distribution. Unitholder income tax information and distribution history for 2006 will be provided on www.precisiondrilling.com in January 2007 for United States tax purposes and in February 2007 for Canadian tax purposes.

Suspension of Distribution Reinvestment Plan

Effective immediately, the Trust announces that the Distribution Reinvestment Plan (the “DRIP”) is suspended until further notice. Accordingly, the DRIP will not apply to distributions declared on or after December 18, 2006. A copy of the DRIP is posted on www.precisiondrilling.com.

2007 Capital Expenditure Program

Precision plans to invest approximately $285 million in the expansion and productive capacity maintenance (“PCM”) of its underlying asset base in 2007 - an expenditure level similar to the prior year.

The program is comprised of $140 million for the substantial completion of prior year expansion initiatives, $40 million for 2007 expansion initiatives and $105 million for PCM. Precision intends to fund PCM through cash flow from operating activities and fund expansion through a combination of cash flow from operating activities and existing credit facilities.

The 2007 capital expenditure program reflects Precision’s long-term strategy and the cyclical nature of the oilfield service industry. The program sustains existing organic growth plans, moderates new growth initiatives, cuts PCM spending on existing equipment by 30 percent and adds PCM infrastructure spending. New expansionary capital expenditures for 2007 are balanced across Precision’s divisions and geared toward technologies to raise efficiency and lower customer well costs.

Precision’s fiscal objective is to have low debt and work within internally generated cash flow from operating activities. Persistently high 2006 North American natural gas storage levels, the corresponding uncertainty over forward gas prices and additional industry capacity has lowered Precision’s 2006 fourth quarter equipment utilization and expectations for 2007. This, in combination with Precision’s obligation to complete the construction of new drilling rigs secured by customer contracts, necessitates fiscal constraint and the preservation of cash resources.

Forward-Looking Information and Statements Advisory

Certain statements contained in this news release, including statements related to Precision’s 2007 capital expenditure program and statements that contain words such as “intend”, “plan”, “may”, “should”, “expect”, “will” and similar terms are not historical facts and constitute “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking information and statements involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Precision to be materially different from any future results, performances or achievements expressed or implied by such forward-looking information and statements. Such factors include fluctuations in the market for oil and natural gas and related products and services; changes in commodity prices; competition; political and economic conditions in countries in which Precision does business; the demand for services provided by Precision; changes in laws and regulations, including environmental regulations, to which Precision is subject; and other factors, which are described in further detail in Precision's filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Precision is Canada’s largest energy services trust and the leading provider of energy services to the Canadian oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and in U.S. dollars “PD.U” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information please contact Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone (403) 716-4500, Fax (403) 264-0251; website: www.precisiondrilling.com.